Form 6-K
No. 4

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of            April                      2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date: April 20, 2005	By	/s/ Richard S. Pietch

Annual General Meeting 2005

(ELUX) The Annual General Meeting of AB Electrolux was held on Wednesday, April 20, in Stockholm.

Peggy Bruzelius, Aina Nilsson Ström, Hans Stråberg, Barbara R. Thoralfsson, Michael Treschow and Karel Vuursteen were re-elected to the Board. Tom Johnstone, Caroline Sundewall, Marcus Wallenberg and Louis R. Hughes were elected as new Board members. Louis R. Hughes thus returned to the Board after leaving it in September 2004, when he was appointed Chief of Staff for a group of advisors to the Afghanistan government.

The number of Board members elected by the AGM has thus increased to 10, as against in January-September 2004, and seven since October 2004.

The proposed dividend of SEK 7.00 per share was adopted. The record date was set as April 25, 2005, and dividends are expected to be paid by VPC (Securities Register Center) on April 28, 2005.

The parent company’s and the Group’s Income Statements and Balance Sheets were adopted. The Board of Directors and President were discharged from liability for the fiscal year 2004.

The AGM elected Michael Treschow as Chairman of the Board. At the statutory Board meeting Peggy Bruzelius was re-elected Deputy Chairman.

Fees

The AGM approved the proposals for yearly fees to the Board and the Auditor’s. The Chairman of the Board receives SEK 1,200,000 and the Deputy Chairman SEK 400,000. Other Board members appointed by the AGM but not employed by the company receive SEK 350,000. The Chairman and the members of the Remuneration Committee receive SEK 100,000 and SEK 50,000, respectively. The Chairman and the members of the Audit Committee receive SEK 175,000 and SEK 75,000. As nine Board members appointed by the AGM are not employed by the company, total fees will increase to SEK 4,575,000.

The Auditor’s fees are to be paid as charged and approved.

Performance-based long-term share program

In accordance with the previously announced proposal by the Board of Directors, the AGM adopted a performance-based long-term share program for 2005 that is substantially identical to the program resolved for 2004.

The program covers less than 200 senior managers and key employees, and is based on value-creation targets for the Group that are established by the Board of Directors. The program provides for allocation of shares if these targets have been reached or exceeded after a three-year period. Allocation is maximized to a specific level which may not be exceeded regardless of value created. A minimum level must be exceeded to enable allocation.

The program comprises B-shares. Participants are permitted to sell some allocated shares to cover personal income tax, but the remaining shares must be held for two years

The program is in line with the Electrolux principles for remuneration based on performance, and is an integral part of the total compensation for the Group’s senior managers and key employees. The Board of Directors considers that the program will benefit the company’s shareholders and also facilitate recruitment and retention of competent employees.

If value created is at the “stretch” level, i.e. the maximum level, the cost of the program is estimated at approximately SEK 267m, including employer contributions and the financing cost for repurchase of own shares. If value created is at “target” level, the cost is estimated at a maximum of approximately SEK 165m. The cost of the program is comparable with previous share and stock-option programs. The program is expected to result in a maximum increase in the number of shares of approximately 0.51%.

Repurchase and transfer of own shares

The Annual General Meeting approved, as in previous years, a new program for repurchase of A- and/or B-shares during the period prior to the Annual General Meeting in 2006.

The purpose of the repurchase program is to continuously enable adaptation of the Group’s capital structure, thus contributing to increased shareholder value. Electrolux should also be able to use repurchased shares in connection with financing of potential acquisitions and the option programs for 2000-2003, the 2004 share program, and the 2005 share program.

The company may repurchase shares in an amount such that, following each repurchase, the company holds a maximum of 10% of the total number of shares in the company. Purchases may be made only through transactions on the Stockholm Stock Exchange at a price per share within the prevailing registered price interval.

As of April 20, 2005, Electrolux held 17,733,300 B-shares, corresponding to 5.7% of the total number of outstanding shares. With reference to the current holding of own shares, a maximum of 13,158,730 shares may be repurchased.

In accordance with the proposal by The Board of Directors, the AGM decided to authorize the Board to transfer own A- and B-shares in connection with company acquisitions during the period up until the AGM in 2006. Transfers may be implemented irrespective of the preferential rights of shareholders. In addition, transfers shall be made at a minimum price per share that corresponds to an amount that is closely related to the price of A- or B-shares on the Stockholm Stock Exchange at the time that the transfer decided. Payment for transferred shares may be made in cash, by contributions in kind, or by offsetting corporate debt.

The AGM also authorized transfers of repurchased B-shares. The aim is to implement the 2005 share program in a cost-efficient and flexible manner, to fulfil the obligation to deliver shares under the program, and to cover costs that may arise as a result of the previous employee stock-option programs for 2000-2003.

A maximum of 1,500,000 B-shares may be transferred free of charge to the participants in the share program. During the period prior to the next AGM, a maximum of 1,107,235 B-shares may be transferred on the Stockholm Stock Exchange at the current market price in order to cover future costs of the employee stock-option programs for 2000-2003. These costs refer primarily to employer contributions.

Nomination Committee

The AGM decided that the company shall have a Nomination Committee, consisting of one representative of each of the four largest shareholders in the company in terms of voting rights, and the Chairman of the Board. The names of the four representatives and the shareholders they represent shall be announced six months prior to the 2006 AGM.

The Nomination Committee shall prepare proposals for the AGM in 2006 regarding the Chairman of the AGM, the members of the Board of Directors, the chairman of the Board of Directors, directors fee’s, auditors, auditor’s fees and the nomination committee for the AGM in 2007. The AGM also decided that the company shall provide the Nomination Committee with personnel resources and also pay reasonable costs to enable the committee to fulfill its assignment.

Further information

The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.